

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2015

Via E-mail
Ms. Joanne C. Crevoiserat
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re: Abercrombie & Fitch Co.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 31, 2014**
> **File No. 001-12107**

Dear Ms. Crevoiserat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Fiscal 2013 Compared to Fiscal 2012, page 35

1.   You appear to have only limited discussion of your segment sales. In future filings, please disclose in greater detail the business reasons for changes between periods in the sales and operating income (loss) of each of your segments discussed in Note 2 of your financial statements, along with the amounts shown in the Other column. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your revised disclosures for fiscal 2013 as compared to fiscal 2012. Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Consolidated Financial Statements, page 49
Notes to Consolidated Financial Statements, page 53
Note 2. Segment Reporting, page 53

2.   To facilitate reconciliation from the operating income of your segments to your total operating income, please revise note (1) to the table on page 54 in future filings to quantify for each period presented the material amounts included in the Other column. Please provide us your proposed disclosures. Refer to ASC 280-10-50-29 through 50-31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining